WINTERS PINCHOUT
SOUTH SACRAMENTO VALLEY EXPLORATION PROGRAM
AGREEMENT

THIS AGREEMENT made and entered into this 5th day of December, 2003, by and between

ARCHER EXPLORATION, INC.
1701 Westwind Dr. Suite #125
Bakersfield, CA 93301

A Nevada corporation, hereinafter called “Archer”, and

SILVER STAR ENERGY, INC.
11300 West Olympic Blvd.
Los Angeles, CA 90064

A Nevada corporation, hereinafter called “Silver Star”

collectively referred to as the “Parties”.

WITNESSETH:

WHEREAS Archer is the owner of oil and gas prospects, in the General Area of Mutual Interest (hereinafter referred to as ”GAMI”), shown on the attached Exhibit “A” covering and embracing the lands (hereinafter referred to as “said lands”) and described as follows:

Sections 12, 13, 24, 25 & 36, T6N, R2E, M. D. B. & M.,
Sections 7 – 36, T6N, R3E, M. D. B. & M.,
Sections 13 – 36, T6N, R4E, M. D. B. & M.,
Sections 17 – 20 & 29 - 32, T6N, R5E, M. D. B. & M.,
Sections 1, 12, 13, 24, 25 & 36, T5N, R2E, M. D. B. & M.,
Sections 1 - 36, T5N, R3E, M. D. B. & M.,
Sections 1 – 36, T5N, R4E, M. D. B. & M.,
Sections 5 – 8, 17 - 20 & 29 - 32, T5N, R5E, M. D. B. & M.,
Sections 1, & 12, T4N, R2E, M. D. B. & M.,
Sections 1 – 14, 23 – 26 & 35 - 36, T4N, R3E, M. D. B. & M.,
Sections 1 – 36, T4N, R4E, M. D. B. & M.,
Sections 5 – 8, 18, 19 & 30 - 31, T4N, R5E, M. D. B. & M.,
Sections 1, 2 &11 – 12, T3N, R3E, M. D. B. & M.,
Sections 1 – 18, T3N, R4E, M. D. B. & M.,
Sections 6, 7 & 18, T3N, R5E, M. D. B. & M.,

Sacramento, Solano and Yolo Counties, California

               WHEREAS Archer and Silver Star acknowledge that twelve (12) oil and gas prospects have been identified to date within the GAMI (see attached Exhibit “B”), and that examination of seismic data may identify further prospects.

               WHEREAS Archer and Silver Star desire to develop the potential of the GAMI through a combination of geologic review and drilling.

               WHEREAS Silver Star desires to earn an assignment of all of Archer’s interest in said lands for the consideration hereinafter set forth:

               WHEREAS Silver Star desires to earn an assignment of all of Archer’s interest in the Prospect and in said lands for the consideration and on conditions hereinafter set forth:

               NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

1.	Definitions: For the purposes of the Agreement, the following definitions and/or interpretations shall apply:

A.
Completed Well is a well, which has been fully equipped for the taking of production, through and including the tanks for an oil well and through and including the Christmas tree for gas, or plugged and abandoned, if a dry hole.

B.
Paying Quantities means a quantity (in the judgment of a reasonable and prudent operator) of oil, gas (including any gaseous hydrocarbons produced with oil) and/or gas (including any liquid hydrocarbons produced with gas) sufficient to repay, with a reasonable profit, the cost and expense of operating the well.

	C.	Contract Depth is a depth sufficient to fully test the objective zone in the initial test well of each prospect.

	D.	Term of Agreement is as long as operations are being conducted on the leased lands.

	E.	Net Revenue is that revenue derived from the sale of hydrocarbons from the oil/gas well after costs associated with the production of the same as described in the COPAS Agreement have been deducted.

	F.	Spud is defined at the commencement of actual drilling operations at the drill site of an oil or gas well.

G.
Un-promoted Working Interest is defined as one in which only actual drilling costs and completion costs are charged without the inclusion of Land, Geologic and Geophysical costs or Fees and Prospect Fees, etc.

	H.	Operator is defined as Archer or its assigns, working under a Joint Operating Agreement, performing the functions of preparing, drilling, completing and producing the Prospect.

	I.	Carried Working Interest is defined as a working interest in the Prospect, without cost to the owner thereof through the completion of the initial test well.

2.	Consideration: As consideration for the interest in the Prospect, Silver Star shall pay:

1.	At signing of the Agreement -	$100,000.00

2.	At spud of the initial test well of the first three prospects drilled within the GAMI -	$ 15,000.00

3.	At completion of the initial test well of each prospect drilled within the GAMI -	$ 25,000.00

3.	Retained Rights: Archer shall retain rights in the Prospect of:

	1.	A two and one-half percent Overriding Royalty on all lands within the AMI.

	2.	A five percent of one hundred percent (5% of 100%) Working Interest Carried through the completion of the initial test well.

	3.	The right to participate in the Prospect as to a ten percent of one hundred percent (10% of 100%) Working Interest. Said Working Interest shall be “un-promoted”.

4.	Additional Payments: In addition to the payments set forth above, Silver Star shall be responsible for payment to Archer of:

	1.	All expenses for acquisition of leases acquired within the GAMI, including a twenty percent (20%) management fee, based upon the value of the leases acquired.

	2.	All expenses in connection with the program of Seismic Data acquisition and analysis.

	3.	All expenses in connection with the drilling and completion of the initial test well on the first Prospect drilled and completed within the GAMI.

4.
A monthly management fee in the amount of $10,000.00. These payments shall commence with the month of January 2004 and are due and payable by the fifteenth (15th) day of the previous month. These payments shall continue until such time as the GAMI has been fully geologically and geophysically defined or after four prospects within the GAMI have been drilled, by mutual agreement of the Parties.

	5.	Unless otherwise stated, all monthly fees are due and payable by the fifteenth (15th) day of the previous month.

5.	Additional Working Interest Election:

1.
Archer shall elect to participate up to a ten percent of one hundred percent (10% of 100%) working interest in each of the first three Prospects drilled within the GAMI. At the time of election for the drilling of the fourth Prospect, Archer shall make a one time election as to its participation in the remaining Prospects within the GAMI.

1.
In the event that Archer elects to participate up to ten percent of one hundred percent (10% of 100%) working interest, in addition to its five percent of one hundred percent (5% of 100%) carried working interest, Archer shall be responsible for its proportional share of expenses of said ten percent (10%) working interest.

	2.	Said Working Interest shall be “un-promoted” with election to take place no later than five (5) business days after the issuance of the AFE for drilling of the initial test well.

6.	Operations Prior to Drilling:

1.
Prior to drilling, a program of land and title work and lease acquisition shall be conducted to bring the Prospects to a drillable condition. Timing of phases of this work and payment for the work are outlined on Exhibit “D” attached hereto along with estimated costs. Leasing operations will continue until 6,000 acres are under lease within the GAMI. Operations for the leasing of additional acreage may be extended by the mutual consent of the Parties.

2.
Prior to drilling, a program of Seismic Data acquisition and analysis shall be conducted to bring the Prospects to a drillable condition and to identify new prospects within the GAMI. Timing of phases of this work and payment for the work are outlined on Exhibit “D” attached hereto along with estimated costs. Analysis of seismic data is to begin in the month of January and to be completed no later that June 30, 2004. Additional work may be done with the mutual consent of the Parties.

7.	Administration: The Prospect shall be administered according to the following conditions:

	1.	Archer shall manage or contract for all aspects of leasing and land acquisition with the AMI.

	2.	Archer shall manage or contract for all aspects of seismic data acquisition and analysis

	3.	Archer shall manage or contract for all aspects of drilling, completion and production on or from the prospect lands.

4.
Operator shall commence the actual drilling of a test well on the said lands on or before September 30th, 2004 or a date mutually acceptable to both parties at a location mutually acceptable between the Parties. Should Silver Star and Archer disagree, Archer shall not unreasonably withhold its consent to Silver Star’s proposal. Thereafter Operator shall diligently and continuously prosecute the drilling of said test well in a proper and workmanlike manner to contract depth and to complete said test well within 45 days of the commencement. Said test well shall be drilled, completed or abandoned at Silver Star’s sole cost, risk and expense. In the event that Archer contracts for any drilling or productions services, Archer shall have on-site access to all operations on the subject lands. Archer’s access shall be at its sole risk. Silver Star shall have on-site access to all operations on the subject lands subject to Archer’s approval. Both Archer’s and Silver Star’s access shall be at its sole risk.

5.
In the event any well provided for herein is lost for any reason prior to being drilled to contract depth, or Operator has encountered during the drilling of any well mechanical difficulty or formation or condition which would render further drilling impractical or impossible, Operator shall plug and abandon such well and thereafter commence a substitute well at a mutually agreed location within forty-five (45 days after cessation of Operators drilling operations in the prior well, or at a time mutually agreed between Silver Star and Archer. In the event of a disagreement, Archer shall not unreasonably withhold its consent in these matters. Any substitute well drilled hereunder shall be drilled subject to the same terms and conditions and to the same depth as provided for the well so lost or abandoned. Any reference herein or hereafter made to the test well shall be deemed to be a reference to any substitute well or wells which may be drilled therefore.

8.	Assignment of Interest:

1.
By the performance of the covenants and conditions hereof and upon completion of the test well as a producer of oil and/or gas in paying quantities and in accordance with the terms and conditions hereof, Silver Star shall earn and receive within fifteen (15) days thereof an interest in said lands as follows:

1.
An assignment of one hundred percent (100%) of all of Archer’s interest in the South Sacramento Valley Exploration Program Prospect Area. The assignment to Silver Star from Archer shall be subject to an overriding royalty of two and one-half percent of one hundred percent (2.5% of 100%). In any event, Archer covenants and agrees to deliver to operator no less than an average of seventy-six percent (76%) net revenue interest for the said lands.

2.
In addition, any new leasehold interest acquired within the AMI during term hereof by Silver Star of Archer shall be subject to said overriding royalty interest reserved by Archer, being two and one-half percent of one hundred percent (2.5% of 100%) and the carried 5% Working Interest. All information acquired in the drilling of any well by Operator in the AMI shall be furnished to Archer in a timely manner and at no cost to Archer and working interest we elect to hold.

9.
Test Well: For the purposes of this Agreement, the Initial Test Well shall be defined as the initial well drilled on each the South Sacramento Valley Exploration Program Prospects, under the terms of this Agreement. Operator shall notify each Participant of the projected spud date of the Initial Test Well not more than forty-five (45) days prior to that date. Each Participant shall, not later than fifteen (15) days following receipt of said notice, advance its Participation Share of one hundred percent (100%) of said Test Well’s estimated AFE drilling costs to Operator. Operator shall promptly commence and diligently continue with the actual drilling of the proposed Test Well after the receipt of all the Test Well’s drilling costs. In the event any Participant fails to so advance the drilling funds for the Initial Test Well, Archer may, at its option, terminate this Agreement in its entirety as to that Participant by delivering to such Participant a written notice of termination. In the event this Agreement is so terminated, said Participant shall forfeit all funds previously paid to Archer and have no rights or obligations under this Agreement, except any obligations accruing prior to such termination.

10.
Completion Operations: In the event Archer, as Operator, decides to attempt a completion of the Test Well, each Participant shall, prior to Operator undertaking any completions, and upon verbal notice immediately followed by written notice from Operator, advance its Participation Share of the estimated AFE completion cost to Operator unless such Participant elects not to participate in the completion attempt and instead elects to terminate its further rights and forfeit all amounts paid or required to be paid under this Agreement prior to the completion attempt, in which case this Agreement shall automatically terminate as to such Participant, and such Participant shall have no further rights or obligations under this Agreement except for the rights and obligations accruing prior to termination.

11.
Drilling Obligations: Within one-hundred and eighty (180) days from and after the date of the commencement of production of oil or gas in paying quantities in the test well, or at a time mutually agreed between the Silver Star and Archer, Operator shall commence drilling operations of the next well. Operations for drilling of each successor well thereafter shall commence within three-hundred and sixty-five (365) days from and after the cessation of drilling operations in the preceding well, or at a time mutually agreed between the Operator and Archer, until the lease land has been fully developed. As used in the paragraph, the term “cessation of drilling operations” shall not include a temporary stoppage of drilling operations in the same well, nor to a stoppage of longer duration for such purposes where such stoppage is approved in writing by Archer. In the event of a disagreement, Archer shall not unreasonable withhold its consent in these matters.

12.	Liability and Indemnification:

1.
The Parties recognize that exploration for oil and gas is a risky undertaking, which requires the investment of significant amounts of capital and which can lead to loss of all or substantial portion of that investment.

	2.	Archer does not warrant the reliability or accuracy of the information, data or studies used in the development of this Prospect.

3.
Each party hereto shall be liable and responsible for and shall indemnify and hold the harmless (including costs and attorney’s fees) from and against any claim or actions following injury to illness or death of any person and any loss or damage to any property occurring in connection with the performance or non-performance of this agreement only to the extent of its own negligence and that of its agents, servants, employees and contractors.

13.
Authority for Expenditure: Operator shall issue an Authority for Expenditure (“AFE”) thirty (30) days prior to the month in which it intends to conduct a given operation. Silver Star shall pay to the Operator the amount proscribed on the AFE no later than the close of business on the tenth business day following the delivery of the AFE. Any AFE for existing rentals or new lease acquisition shall contain a twenty percent (20%) management fee for Operator. This section of the Agreement does not apply to any

AFE or supplemental AFE issued during the course of actual drilling operations. In that instance the Joint Operating Agreement shall govern as to the timeliness of payment.

14.
Insurance: While operations are being conducted hereunder on any leasehold interest covered hereby, Operator agrees to acquire and/or maintain adequate general and automobile liability insurance covering operations hereunder with limits of at least $1 million per occurrence. In addition, Operator agrees to acquire and/or maintain Workmen’s compensation insurance in accordance with applicable state laws and employer’s liability insurance. Operator further agrees, upon request, to furnish Archer and or Silver Star prior to commencing operations, either valid certificates of insurance certifying the above coverage or evidence of Operator being a qualified self-insurer.

15. Failure to Fund:

1.
In the event Silver Star fails to advance the drilling funds, in a timely manner, for the Initial Test Well or any other prospect cost or leasehold operation, Archer may, at its option, terminate this Agreement in its entirety as to Silver Star by delivering to such Participant a written notice of termination. In the event this Agreement is so terminated, Silver Star shall forfeit all funds previously paid to Archer and have no rights or obligations under this Agreement, except any obligations accruing prior to such termination.

2.
If termination is in conjunction with or prior to the drilling of the initial test well, Silver Star shall immediately forfeit all of its right, title and interest to and in the Prospect. If termination is in conjunction with operations subsequent to the completion of the initial test well, Silver Star shall immediately forfeit all of its right, title and interest to and in the Prospect, with the exception of the well bore and a surrounding area of eighty (80) acres centered on the well bore. In the event Silver Star defaults in the drilling of any well, there shall be no liability on the part of Silver Star for such failure, other than liability for loss or damage occasioned to lands or injury or death as a result of or as a consequence of Operator’s operations hereunder. Upon Operator’s failure to conduct the drilling operations on the test well as provided for herein, Archer may, at its option, take possession of all tools placed thereon by Operator and complete said operations at Archer’s sole cost and liability.

16.
Joint Operating Agreement: All operations on the leased lands within the AMI shall be governed by a mutually acceptable Joint Operating Agreement with, among other attachments, a COPAS Accounting Procedure. The said Joint Operating Agreement and Accounting Procedure is attached hereto as Exhibit ”B”. For the purpose of determining Operator’s reimbursable costs and expenses for any well in which Operator retains a working interest, the said COPAS Accounting Procedure, as herein modified, shall control. In the event of a conflict between the provisions of the Operating Agreement and/or the Accounting Procedure and this Agreement, the terms of the latter shall control.

1.
If operations for a replacement well or reworking operations are not commenced within forty-five (45) days thereafter, Operator shall immediately inform Archer in writing of such fact and Archer shall have the option, to be exercised within fifteen (15) days, to reacquire free of cost the rights assigned to Silver Star hereunder free and clear of liens and encumbrances insofar as said rights cover and embrace the lands attributable to any such well, if Archer elects to reacquire any of said lease(s) (or any part or interest as herein provided), Archer shall also have the option to acquire any well, together with the material in and around such well then on said lands and necessary in the provisions of this paragraph 14 shall be applicable to all operations conducted by Operator in which Archer, as to the interest in the said lease covered by this Agreement, either does not own a working interest or is not participating in an operation with a working interest.

2.	Operator shall drill all wells necessary to protect the said lands from drainage through offset wells said lease(s).

3.
If Operator should elect to abandon any well either drilled on the said lands or on said unit of production, or if any well either on the said lands or on said unit of production ceases to produce in paying quantities and if actual drilling operation of such well at a price equal to the reasonable salvage value of said materials.

4.
In the event Operator desires to surrender any of the said lease(s) as to all or any part of said lands covered thereby or to allow any of said lease(s) to terminate or expire, Operator shall notify Archer and or Silver Star at least sixty (60) days in advance of the anniversary date specified in such lease (or the date to be surrendered, if other than the anniversary date) and Archer and or Silver Star shall have fifteen (15) days after receipt of such notice of its election to take a reassignment of said lease as to the portion thereof to be relinquished or to be allowed either to expire or terminate. Should Archer and or Silver Star elect to receive a reassignment, it shall be delivered by Operator not less than fifteen (15) days prior to the anniversary date of any such lease (or proposed date of surrender). Any reassignment under terms hereof shall be free of cost to Archer and or Silver Star. In the event that both Archer and Silver Star elect to accept reassignment, the lease shall be apportioned according to their relative proportional interest in the Prospect to each well drilled on the leased lands, or lands within the AMI, Operator shall notify Archer in writing of the following items:

	1.	The exact legal description of the location.
	2.	The date actual drilling is commenced.
	3.	The total depth drilled.
	4.	The date of completion.
	5.	Whether completed as a producer of oil and/or gas or as a dry hole.
	6.	The date any production commences.
	7.	The date any well is shut-in.
	8.	The date and amount of payment of any shut-in royalty.

Such written notice shall be given to Archer within five (5) days after the occurrence of each of said items. Archer shall promptly convey that information to Silver Star.

5.
Should Operator commence any well which will be drilling over the end of the primary term of any said lease(s), Operator shall give Archer and or Silver Star written notice of such drilling at least ten (10)days prior to the end of such primary term.

17.
Accounting Statements: If any well is completed as a producer of oil and/or gas in paying quantities, Operator shall furnish within ninety (90) days after the date of completion, to Archer and or Silver Star, an itemized statement of the cost of drilling, testing, completing and equipping the well, together with an inventory of the material and equipment therein, thereon and used in connection therewith and Operator shall thereafter furnish Archer and or Silver Star with a monthly itemized statement of the cost of operations and the quantities and qualities of oil, gas or other minerals which are produced from said well, together with the amount of proceeds from the sale of such production in the preceding month. Such reports, together with a complete well record shall be furnished to Archer and or Silver Star pursuant to the provisions of the COPAS section Exhibit “C” of the Joint Operating Agreement.

18.
Less than Full Leasehold Estate: If a lease described herein covers less that a full oil and gas leasehold estate in any lands described herein under such lease, or if Archer’s interest in such lease covering any lands described herein under such lease is less than the full oil and gas leasehold estate (excluding and disregarding any applicable royalty, overriding royalty, production payment or other burden to which leasehold estate is subject), then the overriding royalty reserved out of the production from the lands in which Archer’s interest in the oil and gas lease bears to the full oil and gas leasehold estate in such land, and the interest in the well in which Archer may acquire a working interest shall be in the proportion that the oil and gas leasehold estate in such lease covering the lands described herein bears to the full oil and gas leasehold estate in said lands.

19.
Extension of Leases: Each extension of any of the said leases, in whole or in part, shall maintain and continue in effect the rights and interests reserved by Archer in said leases so extended and in said lands covered thereby. Should a renewal or new lease or leases covering the said lands, or a part of or interest in the said lands, or a part of or interest in such a lease, be acquired by Archer, or by a third party wholly or partly for Operator or Operator’s benefit, within three (3) years from the date of the expiration of the primary term of said lease, the rights and interests herein reserved by Archer shall attach and apply to each renewal or new lease, the lands described therein and estate created thereby with the same result and effect as such reserved rights and interests attach and apply to the said lease, the said lands or in the estates created by the said lease. Should Archer, acting as Agent for the Silver Star, acquire any additional acreage within the AMI in addition to the acreage described above, Archer shall assign said leases to Silver Star per the terms and conditions of this Agreement. Silver Star shall reimburse Archer for all of its costs and expenses related to the acquisition per the terms and conditions of this Agreement. Archer shall maintain rights and interest in the additional acreage the same as in all other acreage subject to this Agreement. Archer shall submit an AFE outlining costs to Silver Star prior to the acquisition of the additional acreage. Silver Star shall forward funds to Archer to cover estimated costs prior to acquisition in a timely manner.

20.
Notices: All notices and consents to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, faxed with receipt acknowledged, mailed by certified mail, postage prepaid, or delivered by a recognized commercial courier to the party as follows, or such other address as any party shall have designated for itself by ten (10) days’ prior notice to the other party: addressed to; Archer Exploration, Inc., Attn: John W. Howe, 1701 Westwind Dr. Suite #125, Bakersfield, CA 93301, and to Silver Star at the address first set forth above. The time for such receiving party to give any notice in response thereto shall begin to run on the day following the date the originating notice is received, and responsive notice shall be deemed given when deposited in the United States mail or telexed with receipt acknowledged, or deposited with a recognized commercial courier, properly addressed and with postage or charges prepaid.

21.
Title: Operator, prior to commencing operations for any well on the leased lands shall, at Silver Star’s sole expense, conduct adequate title work and make reasonable effort to cure title defects. Operator shall keep Archer and or Silver Star advised of these efforts. Operator shall promptly furnish Archer and or Silver Star with copies of all title reports, abstracts and attorney’s title opinions obtained by it relating to said lease(s). Operator and Archer shall make available to each other, any title information it may have pertaining to said lease(s). Neither party shall be liable for the accuracy of any title information furnished pursuant to the foregoing. Archer does not warrant title, either expressed or implied, to the said lease(s).

22.
Assignment: Silver Star may not assign this Agreement, or its interest hereunder, in whole or in part without first fully disclosing to Archer the nature of the assignment, as to amounts, terms and parties involved, and then without the prior written consent of Archer.

23.
Time is of the Essence: Time shall be the essence of this Agreement in all of its parts. This Agreement may be executed in any number of counterparts, each of which shall be considered as an original for all purposes. The terms, covenants and conditions hereof shall run in favor of and be binding upon the parties hereto, their successors and assigns, and shall run with the said leases and lands.

24.
Deposit: The $85,00.00 consideration shall be paid to Archer upon Silver Star’s execution of this Agreement. Acknowledgment is made hereby that Archer has received a non-refundable deposit in the amount of $15,000.00 from Silver Star, which shall apply to the total price should this Agreement be executed.

25.	Authority: The Parties each represent and warrant to the other that all requisite authority, corporate or otherwise, required for the execution and delivery of this

Agreement and the consummation of the transactions contemplated hereunder has been obtained, and furthermore that the execution of this Agreement by the individuals(s) signing on behalf of a partnership or corporation has been duly authorized. Each Participant further represents and warrants to Archer that such Participant is financially sophisticated, and has significant experience in making high risk investments like the investment contemplated by this Agreement, and that such Participant has the ability to fully evaluate the benefits, if any, and risks associated with such Participant’s participation under this Agreement.

IN WITNESS WHEREOF, Silver Star has hereunder caused its name to be subscribed the day and year first above written.

ARCHER EXPLORATION, INC.	SILVER STAR ENERGY,

By: “John W. Howe”	By: “Rob McIntosh”
John W. Howe - President	Rob McIntosh - President

Date: December 5, 2003	Date: December 5, 2003